
BresaGen

26 April 2005


05007967

SEC
The Office of International
Corporate Finance
450 5th Street North West
Stop 3-2
Washington DC 20549
USA

Attention: Paul Dudak

Dear Paul

Company Announcements

In accordance with our obligation as a 12g3-2(b) filer, number 82-5135 to file home country announcements, please find the following announcements made through the Australian Stock Exchange on 22 April, 2005 -

1. Notice of Extraordinary General Meeting and Explanatory Memorandum.
2. Proxy Form.

Yours sincerely

T.M. Fenton

Trudy Fenton
Corporate Administrator

tfenton@bresagen.com.au


BresaGen

BRESAGEN LIMITED

ACN 007 988 767

NOTICE OF EXTRAORDINARY GENERAL MEETING

AND

EXPLANATORY MEMORANDUM

Place of Meeting

8 Dalgleish Street, Thebarton, South Australia 5031

Date of Meeting

Tuesday, 24 May 2005

Time of Meeting

10 am

NOTICE OF GENERAL MEETING

BresaGen Limited
ACN 007 988 767

Notice is given that a general meeting of BresaGen Limited ('**Company**') will be held at 10 am (Adelaide time) at the offices of the Company at 8 Dalgleish Street, Thebarton, South Australia on Tuesday, 24 May 2005.

Special business

1. ASX LISTING RULE APPROVAL OF PROPOSED AGREEMENT TO ISSUE CONVERTIBLE NOTES – SOPHISTICATED INVESTORS

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

> *'That approval be given for all purposes, including the requirements of ASX Listing Rule 7.1, for the Company to enter into the Supplementary Deed for the Company to issue up to 3 Convertible Notes to Dr Michael Monsour, up to 2 Convertible Notes to Mr Ralph J Heckathorn, and up to 5 Convertible Notes to sophisticated and professional investors ('Sophisticated Investors') on the terms and conditions set out in the Explanatory Memorandum.'*

Voting exclusion statement

The Company will disregard any votes cast in this resolution by a Sophisticated Investor (as identified above) or any associate of a Sophisticated Investor. The Company need not disregard a vote if:

(a) it is cast by such a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with the direction on the proxy form to vote as the proxy decides.

2. CORPORATIONS ACT APPROVAL OF PREVIOUS ISSUE OF, EXISTING AGREEMENT FOR ISSUE OF AND PROPOSED ISSUE OF CONVERTIBLE NOTES AND PREVIOUS ISSUE OF ORDINARY SHARES TO RELATED PARTY – AUSTRALIAN TECHNOLOGY INNOVATION FUND LIMITED

To consider, and if thought fit, pass the following resolutions as ordinary resolutions:

2.1 *'That, for the purposes of section 208(1) of the Corporations Act 2001, the members of the Company ratify the issue of 2 Convertible Notes to Australian Technology Innovation Fund Limited, an entity associated with Mr Stephen Jones and Dr Wolfgang Hanisch both of whom are directors of the Company, on the terms and conditions set out in the Explanatory Memorandum.'*

2.2 *'That, for the purposes of section 208(1) of the Corporations Act 2001, the members of the Company ratify the entry by the Company into the Deed Regarding Convertible Notes dated 6 December 2004 with Australian Technology Innovation Fund Limited, an entity associated with Mr Stephen Jones and Dr Wolfgang Hanisch both of whom are directors of the Company, pursuant to which the Company agrees to issue up to 9 Convertible*

Notes to Australian Technology Innovation Fund Limited on the terms and conditions set out in the Explanatory Memorandum.'

2.3 *'That, for the purposes of section 208(1) of the Corporations Act 2001, the members of the Company approve the proposed issue of up to 7 Convertible Notes to Australian Technology Innovation Fund Limited, an entity associated with Mr Stephen Jones and Dr Wolfgang Hanisch, both of whom are directors of the Company, pursuant to the Deed Regarding Convertible Notes dated 6 December 2004, on the terms and conditions set out in the Explanatory Memorandum.'*

2.4 *'That, for the purposes of section 208(1) of the Corporations Act 2001, the members of the Company ratify the issue of 4,000,000 fully paid ordinary shares to Australian Technology Innovation Fund Limited, an entity associated with Mr Stephen Jones and Dr Wolfgang Hanisch, both of whom are directors of the Company, as a result of conversion of 2 Convertible Notes held by Australian Technology Innovation Fund Limited, as detailed in the Explanatory Memorandum.'*

Section 224 of the *Corporations Act 2001* prevents a vote being cast on the above resolutions by or on behalf of Australian Technology Innovation Fund Limited, Mr Stephen Jones, Dr Wolfgang Hanisch or an associate of any of them. Section 224(1) does not prevent the casting of the vote if:

(a) it is cast by person or proxy appointed in writing and specifies how the proxy is to vote on the resolution; and

(b) is not cast on behalf of a related party or associate of the kind referred to in subsection (1).

3. ASX LISTING RULE APPROVAL OF PROPOSED ISSUE OF CONVERTIBLE NOTES TO AUSTRALIAN TECHNOLOGY INNOVATION FUND LIMITED

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

'That approval be given for all purposes, including the requirements of ASX Listing Rule 10.11, for the issue of up to 7 Convertible Notes to Australian Technology Innovation Fund Limited, an entity which may be a related party of the Company by virtue of its association with Mr Stephen Jones and Dr Wolfgang Hanisch, both of whom are directors of the Company, on the terms and conditions set out in the Explanatory Memorandum.'

Voting exclusion statement

The Company will disregard any votes cast on this resolution by Australian Technology Innovation Fund Limited or any associate of Australian Technology Innovation Fund Limited. However, the Company need not disregard a vote if:

(a) it is cast by such a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with directions on the proxy form to vote as the proxy decides.

4. ASX LISTING RULE APPROVAL OF THE ISSUE OF OPTIONS TO SENIOR MANAGEMENT

To consider, and if thought fit, pass the following resolutions as ordinary resolutions:

4.1 *'That the shareholders approve for all purposes, including the requirements of ASX Listing Rule 7.1, the issue of 1,500,000 options, exercisable at the higher of the volume weighted average trading price of ordinary shares in the Company on ASX for the 30*

days prior to the date of grant or 12 cents per option, to Dr Stan Bastiras (Chief Scientific Officer) on the terms set out in the Explanatory Memorandum.'

4.2 *'That the shareholders approve for all purposes, including the requirements of ASX Listing Rule 7.1, the issue of 1,500,000 options, exercisable at the higher of the volume weighted average trading price of ordinary shares in the Company on ASX for the 30 days prior to the date of grant or 12 cents per option, to Dr Carol Senn (Production Manager) on the terms set out in the Explanatory Memorandum.'*

4.3 *'That the shareholders approve for all purposes, including the requirements of ASX Listing Rule 7.1, the issue of 1,000,000 options, exercisable at the higher of the volume weighted average trading price of ordinary shares in the Company on ASX for the 30 days prior to the date of grant or 12 cents per option, to Mr Jason Yeates (Chief Financial Officer) on the terms set out in the Explanatory Memorandum.'*

4.4 *'That the shareholders approve for all purposes, including the requirements of ASX Listing Rule 7.1, the issue of 1,000,000 options, exercisable at the higher of the volume weighted average trading price of ordinary shares in the Company on ASX for the 30 days prior to the date of grant or 12 cents per option, to Mr Bryan Dulhunty (Company Secretary) on the terms set out in the Explanatory Memorandum.'*

Voting exclusion statement

As required by the ASX Listing Rules the Company will disregard:

(a) any votes cast on resolution 4.1 by Dr S Bastiras or any associate of Dr S Bastiras;

(b) any votes cast on resolution 4.2 by Dr C Senn or any associate of Dr C Senn;

(c) any votes cast on resolution 4.3 by Mr J Yeates or any associate of Mr J Yeates;

(d) any votes cast on resolution 4.4 by Mr B Dulhunty or any associate of Mr B Dulhunty;

However, the Company need not disregard a vote if:

(a) it is cast by such a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with directions on the proxy form to vote as the proxy decides.

DATED 15 April 2005

By Order of the Board

....

Bryan Dulhunty
Company Secretary

NOTES:

A member who is entitled to attend and cast a vote at the meeting is entitled to appoint a proxy.

The proxy need not be a member of the Company. A member who is entitled to cast 2 or more votes may appoint 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise.

If you wish to appoint a proxy and are entitled to do so, then complete and return the enclosed Proxy Form.

A corporation may elect to appoint a representative in accordance with the *Corporations Act 2001* in which case the Company will require written proof of the representative's appointment which must be lodged with or presented to the Company before the meeting.

The Company has determined in accordance with Regulation 7.11.37, *Corporations Regulation 2001* that for the purpose of voting at the meeting or adjourned meeting, shares will be taken to be held by those persons recorded in the Company's register of members as at 10 am (Adelaide Time) on Sunday, 22 May 2005.

If you have any queries on how to cast your votes then call Bryan Dulhunty on 08 8234 2660 during business hours.

EXPLANATORY MEMORANDUM

BresaGen Limited
ACN 007 988 767

This explanatory memorandum has been prepared to assist shareholders with their consideration of the resolutions to be put to the general meeting to be held at 10 am (Adelaide time) at the offices of the Company at 8 Dalgleish Street, Thebarton, South Australia on Tuesday, 24 May 2005.

This explanatory memorandum should be read with, and forms part of, the accompanying Notice of General Meeting.

Introduction and purpose of the general meeting

The Company issued a Prospectus dated 11 January 2005 to raise up to $8.8 million from shareholders by way of a Non-Renounceable Rights Issue with a minimum requirement of $2 million.

The minimum subscription of $2 million was not achieved primarily because, in the opinion of the directors, the Company's share price fell substantially below the offer price of 9.5 cents per share in the last week or so prior to the closing of the offer period.

The directors determined they would not be able to place the shortfall in the required period due to the pricing issue and, accordingly, returned subscription monies to those shareholders who chose to participate.

The Prospectus detailed the options available for the continued solvency of the Company in the event the minimum subscription was not achieved. The purpose of this meeting is to obtain shareholder approval to implement these strategies.

When CBio Limited ACN 094 730 417 ('CBio') financed the Company out of formal administration it not only discharged unsecured creditors but provided working capital and a standby line of credit in the form of a $3.4 million Convertible Note Facility. Shareholder approval of the facility and Convertible Note Deed was granted on 11 October 2004.

This facility is intended to be used by the Company as a last line financing facility until the Company is able to generate sufficient cash from operations to meet its own funding requirements. The Convertible Note Deed is regarded by directors as a "last resort" facility because of its dilutional effect on non-participating shareholders if Convertible Notes are issued and converted to ordinary shares.

This facility has been used sparingly by the directors and since October 2004, only 2 Convertible Notes, with an aggregate value of $200,000, have been drawn down. In both instances, the facility was utilised where cash generated by the Company had been insufficient to sustain working capital requirements. The directors continued intention is to rely on the facility only when required and only where other avenues of funding less detrimental to shareholders are not available. The proposed Rights Issue was one such avenue explored, unsuccessfully, by the directors.

It is important the directors continue moving to secure the funding needs of the business and thus ensure group solvency.

The directors believe that the best interests of shareholders are served if substantial shareholdings can be spread across a number of shareholders rather than concentrated in the hands of a single shareholder. Thus, if the number of persons to whom Convertible Notes are issued is maximised there is a potential, upon conversion of the Convertible Notes, for the Company to have a wider spread of wealthy professional investors and institutions appearing on its share register. This will widen and strengthen the shareholder base for future capital raisings.

It will also reduce the Company's reliance on CBio for funding as CBio is currently the Company's major and only source of finance in addition to sales and licensing revenue. An additional benefit of potentially having professional investors and institutions holding large shareholdings in the Company is it may enable the Company to raise additional capital via share placements. The Company may consider share placements to raise capital if placements are able to be made on more favourable terms for the Company than the Convertible Note Facility.

The resolutions proposed in the Notice of Meeting, for approval by shareholders will:

(a) strengthen the Company's shareholder base and widen the opportunity for alternative fundraising opportunities; and

(b) reduce the Company's reliance on CBio as the prime, and potentially only, source of available finance.

The Notice of Meeting also seeks shareholder approval for the issue of options to senior managers of the Company.

Background

On 11 October 2004 shareholders approved the Company entering into a Convertible Note Deed with CBio. The Convertible Note Deed established a Convertible Note Facility pursuant to which CBio agreed, upon request by the Company, to subscribe for up to 34 Convertible Notes, on the terms and conditions set out in Annexure A to this Explanatory Memorandum, at any time up to 10 October 2009.

On 6 December 2004 the Company entered into the Deed Regarding Convertible Notes ('Amending Deed') with CBio and Australian Technology Innovation Fund Limited ACN 098 694 690 ('ATIF'). Pursuant to the Amending Deed, ATIF agrees to assume CBio's obligations to subscribe for Convertible Notes under the Convertible Note Deed, at the request of the Company, in respect of a maximum of 9 Convertible Notes. The Amending Deed reduces CBio's obligations to subscribe for Convertible Notes upon request by the Company, to a maximum of 25 Convertible Notes.

Subsequent to execution of the Amending Deed, the Company issued 2 Convertible Notes to ATIF. Immediately upon issue ATIF exercised its right to convert its Convertible Notes, and was issued 4,000,000 fully paid ordinary shares.

The Company also intends to enter into a Supplementary Deed with Dr Michael Monsour, Mr Ralph J Heckathorn and other sophisticated and professional investors ('Sophisticated Investors') and CBio pursuant to which the Sophisticated Investors agree to assume CBio's obligation to subscribe for Convertible Notes under the Convertible Note Deed, upon request by the Company, for a maximum of 10 Convertible Notes. This will further reduce CBio's obligation to subscribe for Convertible Notes under the Convertible Note Deed to a maximum of 15 Convertible Notes.

The purpose of this meeting is to:

(a) approve the entry by the Company into the Supplementary Deed pursuant to which Convertible Notes may be issued to Sophisticated Investors;

(b) approve the proposed issue of up to a further 7 Convertible Notes to ATIF in accordance with the terms of the Amending Deed; and

(c) approve the issue of options to senior managers of the Company who are not directors.

It is the intention of all parties that the Company will only request CBio, ATIF and the Sophisticated Investors to subscribe for Convertible Notes if required for the continued cash solvency of the Company.

Special business

1. ASX LISTING RULE APPROVAL OF PROPOSED AGREEMENT TO ISSUE CONVERTIBLE NOTES – SOPHISTICATED INVESTORS

1.1 Apart from certain specific exceptions, ASX Listing Rule 7.1 generally restricts the Company to issuing or agreeing to issue securities, which includes Convertible Notes, representing a maximum of 15% of the number of its ordinary securities on issue in any 12 month period, unless it obtains the prior approval of its members.

1.2 By this resolution the Company seeks to obtain shareholder approval to enter a Supplementary Deed with the Sophisticated Investors pursuant to which the Sophisticated Investors agree to subscribe for up to 10 Convertible Notes at the request of the Company. The terms of the Convertible Notes are summarised in Annexure A to this Explanatory Memorandum. A summary of the Supplementary Deed is included in Annexure B to this Explanatory Memorandum.

1.3 If all 10 Convertible Notes are issued to the Sophisticated Investors and those Convertible Notes converted it is likely that the number of ordinary shares issued would exceed the 15% restriction. The approval of ordinary shareholders is required, by virtue of ASX Listing Rule 7.1, for the Company to enter into the Supplementary Deed agreeing to issue the Convertible Notes to Sophisticated Investors.

1.4 The following information is given in compliance with ASX Listing Rule 7.3:

(a) A maximum of 10 Convertible Notes may be issued to Sophisticated Investors. Convertible Notes may be converted to ordinary shares at any time after issue and prior to 10 October 2009 by dividing the face value of the Convertible Note by the higher of:

- $0.05 per share; and
- the rolling 3 month volume weighted average price of the Company's ordinary shares traded on the ASX discounted at 20%,

provided the maximum number of shares issued upon the conversion of a Convertible Note is 2 million.

Accordingly, the number of shares issued upon the conversion of Convertible Notes will depend upon the market price of the Company's ordinary shares over the 3 months prior to the date of conversion. However, the maximum number of ordinary shares which may be issued, assuming all 10 Convertible Notes are issued and converted, is 20 million.

(b) One or more of the 10 Convertible Notes may be issued within 3 months of this meeting (assuming the resolution is passed), that is on or before 24 August 2005. If the Company does not issue all 10 Convertible Notes in this 3 month period, further member approval will be required for Convertible Notes issued by the Company, if the issue results in the Company issuing securities representing more than 15% of the number of ordinary securities on issue in any 12 month period.

(c) The issue price of each Convertible Note is $100,000. The issue price of ordinary shares issued upon conversion of the Convertible Notes is calculated in accordance with the formula outlined in paragraph (a) above.

(d) The persons to whom Convertible Notes, and ordinary shares upon the conversion of Convertible Notes, will be issued include Dr Michael Monsour, Mr Ralph J Heckathorn and other sophisticated and professional investors ('Sophisticated Investors'). The Sophisticated Investors will determine between themselves who will subscribe for Convertible Notes and in what order. It may be that Sophisticated Investors subscribe for one Convertible Note, one or more Sophisticated Investors subscribe for, either jointly or

separately, for one or several Convertible Notes and/or one or more Sophisticated Investors do not subscribe for any Convertible Notes. However, Dr Michael Monsour will subscribe for a maximum of 3 Convertible Notes and Mr Ralph J Heckathorn will subscribe for a maximum of 2 Convertible Notes.

(e) The terms of the Convertible Notes are outlined in Appendix A to this Explanatory Memorandum.

(f) The purpose of the Convertible Notes is to provide funding for the Company's operations as the Company expects to continue incurring operating and net losses and negative cash flow in the near future.

(g) Convertible Notes, up to a maximum of 10, will be issued to Sophisticated Investors progressively up until 10 October 2009 with the number and frequency issued depending on the Company's cash flow needs and other financing sources. The first Convertible Notes will be issued on or before 24 August 2005. Further member approval will be required for Convertible Notes issued, out of the maximum of 10 Convertible Notes allocated to the Sophisticated Investors, to Sophisticated Investors after 24 August 2005 where the issue results in the Company issuing securities representing more than 15% of the number of ordinary securities on issue in any 12 month period.

(h) A summary of the terms of the Supplementary Deed is provided in Annexure B to this Explanatory Memorandum.

Recommendation - Your Board recommends that you vote in favour of this resolution.

2. CORPORATIONS ACT APPROVAL OF PREVIOUS ISSUE OF, EXISTING AGREEMENT FOR ISSUE OF AND PROPOSED ISSUE OF CONVERTIBLE NOTES AND PREVIOUS ISSUE OF ORDINARY SHARES TO RELATED PARTY – AUSTRALIAN TECHNOLOGY INNOVATION FUND LIMITED

2.1 CBio is a related party of the Company as, by virtue of its 48.1% shareholding, it can control the Company. Mr Stephen Jones and Dr Wolfgang Hanisch are also related parties of the Company, by virtue of their directorships with the Company and CBio. Mr Jones and Dr Hanisch are also directors of ATIF, and Mr Jones has a 14% shareholding (approximately) and Dr Hanisch a 16% shareholding (approximately). By virtue of section 228(4) of the *Corporations Act 2001* if either Mr Jones or Dr Hanisch control ATIF, ATIF will be a related party of that Company.

2.2 Whether ATIF is a related party of the Company is essentially a question of fact, and will depend upon whether Mr Jones and Dr Hanisch are 'associates' and, if so, the extent to which they control the financial and operating policies of ATIF. There are 2 further directors of ATIF, one of whom is ATIF's largest shareholder, holding approximately 19.8% of the issued capital.

2.3 Mr Jones and Dr Hanisch may be associates if either influences the other at board and shareholder level in ATIF's dealings, and also if that person influences the other directors' and the majority shareholder's decision making.

2.4 Mr Jones and Dr Hanisch do not believe they are associates as each exercises independent judgment in both their roles as directors and shareholders of ATIF. Further, if Mr Jones and Dr Hanisch were considered associates, they do not believe ATIF would be a related party as the other directors and majority shareholder operate independently from Mr Jones and Dr Hanisch, and therefore neither Mr Jones nor Dr Hanisch controls ATIF.

2.5 However, the directors acknowledge that this is question of fact and ASIC or the courts may take a differing view and determine that ATIF is a related party of the Company.

Accordingly, in the interests of shareholders, the Company has decided to seek approval for the previous entry into the Amending Deed and the previous issue of Convertible Notes to ATIF and for the previous issue of ordinary shares to ATIF.

2.6 On 6 December 2004 the Company entered into a Amending Deed with ATIF pursuant to which ATIF agreed to subscribe for up to 9 Convertible Notes, in accordance with the terms and conditions of the Convertible Note Deed, on the basis that CBio would be released from its obligation to subscribe for those 9 Convertible Notes. Pursuant to the Amending Deed ATIF subscribed for 2 Convertible Notes. ATIF is required to subscribe for the remaining 7 Convertible Notes, when and if requested to by the Company, prior to the maturity date of the Convertible Note Deed which is 10 October 2009. Immediately upon issue of the 2 Convertible Notes to ATIF, ATIF exercised its rights to convert those Convertible Notes and was issued with 4,000,000 fully paid ordinary shares, which rank equally with the ordinary shares on issue.

2.7 Accordingly, shareholder approval is sought for the following resolutions pursuant to section 208(1) *Corporations Act 2001*:

(a) Resolution 2.1 – to ratify the issue of 2 Convertible Notes to ATIF, as ATIF may be a related party of the Company;

(b) Resolution 2.2 – to ratify the entry by the Company into the Amending Deed with ATIF, which may be a related party of the Company, and CBio pursuant to which the Company agrees to provide a financial benefit to ATIF, namely the issue of Convertible Notes;

(c) Resolution 2.3 – the proposed issue of up to a further 7 Convertible Notes to ATIF, which may be a related party of the Company, in accordance with the terms of the Amending Deed; and

(d) Resolution 2.4 - to ratify the issue of 4,000,000 fully paid ordinary shares to ATIF, which may be a related party of the Company, upon conversion of 2 Convertible Notes, as the share issue constitutes the giving of a financial benefit by the Company.

2.8 In accordance with section 219(1) of the *Corporations Act 2001*, the Company provides the following information regarding the proposed transaction for the giving of financial benefits by the Company to ATIF, an entity which may be controlled by Mr Stephen Jones or Dr Wolfgang Hanisch, both of whom are directors of the Company and of an entity that controls the Company, and therefore a related party of the Company:

(a) the benefits will be given to ATIF, a company which may be controlled by either Mr Stephen Jones or Dr Wolfgang Hanisch, both of whom are directors of the Company and of an entity which controls the Company, and therefore a related party of the Company;

(b) the benefits comprise:

- the issue of 2 Convertible Notes to ATIF, on the terms and conditions outlined in Annexure A to this Explanatory Memorandum;
- the entering into by the Company of the Amending Deed with ATIF and CBio pursuant to which the Company may issue up to 9 Convertible Notes to ATIF. The terms and conditions of the Convertible Notes are summarised in Annexure A and the terms and conditions of the Amending Deed are set out in Annexure C to this Explanatory Memorandum;
- the proposed issue of up to 7 Convertible Notes, on the terms and conditions summarised in Annexure A to this Explanatory Memorandum, to ATIF in accordance with the requirements of the Amending Deed, a summary of which is included at Annexure C;

- the issue of 4,000,000 fully paid ordinary shares in the capital of the Company on 8 December 2004, at an issue price of $0.05 per share, as a result of the conversion of 2 Convertible Notes held by ATIF, in accordance with the terms on which the Convertible Notes were issued as summarised in Annexure A to this Explanatory Memorandum;

(c) Dr Meera Verma recommends that members vote in favour of these resolutions for the reasons set out in this Explanatory Memorandum;

(d) Mr Stephen Jones and Dr Wolfgang Hanisch have declined to make a recommendation on the resolutions to members due to their involvement, both as directors and shareholders, with ATIF;

(e) Dr Meera Verma does not have any interest in the outcome of the proposed resolutions;

(f) Mr Stephen Jones and Dr Wolfgang Hanisch have an interest in the resolutions in that they hold, respectively, 14% (approximately) and 16% (approximately) of the ordinary shares in ATIF and may therefore have an underlying interest, in their capacity as shareholders, in any interest revenue received by ATIF on Convertible Notes acquired and in any ordinary shares issued by the Company to ATIF on conversion of those Convertible Notes, including the 4,000,000 fully paid ordinary shares already issued;

(g) On 20 January 2004 the Company requested suspension of its securities following the directors' request to appoint Voluntary Administrators to manage the affairs of the Company. On 11 October 2004 shareholders approved the issue of 51% of the issued capital of the Company to CBio in return for a capital injection of $2.9 million and the provision of a Convertible Note Facility of $3.4 million. The Company was released from Voluntary Administration on 13 October 2004 and was reinstated on the ASX on 14 December 2004. The Company expects to continue to incur net losses and negative cash flows from its operations in the medium term. The Company may need additional funds in the future to continue to develop and fund its business and the Convertible Note Facility is a means of accessing these funds;

(h) The Convertible Note Facility approved by members was for the issue of Convertible Notes to CBio. The directors believe it is in the Company's best interests if there are other potential allottees of Convertible Notes as it will reduce the Company's reliance on CBio for funding and may also introduce other professional and sophisticated investors to the Company's shareholder base. ATIF has agreed to assume the rights and obligations of CBio to subscribe for Convertible Notes, for a maximum of 9 Convertible Notes.

The directors believe the substance of the Convertible Note Facility is unchanged as the same maximum number of Convertible Notes may still be issued, as contemplated by the Convertible Note Deed, on the same terms and conditions. The only change is the identity of the proposed noteholder. The Company believes there are no opportunity costs, taxation consequences or other benefits foregone by agreeing to issues Convertible Notes to ATIF rather than CBio. The directors also believe the transaction is in the best interests of the Company as it will reduce the Company's reliance on CBio as the main source of financing for the Company's operations, it may potentially introduce another professional investor to the Company's shareholder base, ATIF may be better placed than CBio to subscribe for Convertible Notes in the near future, there is a limited number of potential entities which would agree to subscribe for Convertible Notes, having regard to the Company's previous operating history and speculative nature, and the unavailability of suitable alternative finance arrangements. The potential issue of Convertible Notes to ATIF instead of CBio will have no additional dilutionary effect. If all Convertible Notes allocated to ATIF were issued and converted to ordinary shares, it will likely result in the dilution of ordinary shareholders' holdings as the issue price of those shares will either

be at a discount to market price or $0.05, whichever is higher, and the Company's shares have recently been trading in the range of $0.07 range; and

(i) apart from the material contained in this Explanatory Memorandum, there is no further information that:

- is reasonably to be required in order to decide whether or not it is in the Company's interests to pass these proposed resolutions; and
- is known to the Company or to any of its directors.

Recommendation - Your Board (with Stephen Jones and Wolfgang Hanisch abstaining) recommends that you vote in favour of resolutions 2.1 to 2.4.

3. ASX LISTING RULE APPROVAL OF PROPOSED ISSUE OF CONVERTIBLE NOTES TO AUSTRALIAN TECHNOLOGY INNOVATION FUND LIMITED

3.1 By this resolution the Company seeks to obtain shareholder approval, in accordance with ASX Listing Rule 10.11, to the proposed issue of up to 7 Convertible Notes, on the terms and conditions outlined in Annexure A to this Explanatory Memorandum, to ATIF.

3.2 ASX Listing Rule 10.11 requires the approval of holders of ordinary securities before securities (including Convertible Notes) can be issued to a related party, or a person whose relationship with the entity or related party of the entity is, in ASX's opinion, such that approval ought to be obtained.

3.3 CBio is a related party of the Company as, by virtue of its 48.1% shareholding, it can control the Company. Mr Stephen Jones and Dr Wolfgang Hanisch are also related parties of the Company, by virtue of their directorships of the Company and CBio. Mr Jones and Dr Hanisch are also directors of ATIF and Mr Jones has a 14% shareholding (approximately) and Dr Hanisch a 16% shareholding (approximately). By virtue of section 228(4) of the *Corporations Act 2001* if either Mr Jones or Dr Hanisch controls ATIF, ATIF will be a related party of that Company.

3.4 Whether ATIF is a related party of the Company is essentially a question of fact and will depend upon whether Mr Jones and Dr Hanisch are 'associates' and, if so, the extent to which they control the financial and operating policies of ATIF. There are 2 further directors of ATIF, one of whom is ATIF's largest shareholder, holding approximately 19.8% of the issued capital.

3.5 Mr Jones and Dr Hanisch may be associates if either influences the other in ATIF's decision making at board and shareholder level, and also if that person influences the other directors' and majority shareholder's decision making.

3.6 Mr Jones and Dr Hanisch do not believe they are associates as each exercises independent judgment in making decisions in their role as directors and shareholders of ATIF. Further, if Mr Jones and Dr Hanisch were considered associates, they do not believe ATIF would be a related party as the other directors and majority shareholder operate independently from Mr Jones and Dr Hanisch and therefore neither Mr Jones nor Dr Hanisch controls ATIF.

3.7 However, due to the nature of the relationship and as it cannot be categorically concluded that ATIF is not a related party of the Company, ASX has exercised its discretion under Listing Rule 10.11.2 and determined that ATIF is a party whose relationship with the Company is such that shareholder approval must be obtained under Listing Rule 10.11 for any issue of, or agreement to issue, securities to ATIF.

3.8 Accordingly, ASX has notified the Company that all future issues of Convertible Notes to ATIF, including the issues contemplated by this resolution, require the prior approval of members pursuant to Listing Rule 10.11.

3.9 The following information is provided in accordance with ASX Listing Rule 10.13:

(a) the Company proposes to issue up to a maximum of 7 Convertible Notes to ATIF;

(b) a total of 9 Convertible Notes may be issued and approval is sought for the use of a further 7 Convertible Notes pursuant to the Amending Deed. 2 Convertible Notes were issued on 6 December 2004. Convertible Notes are convertible to ordinary shares at the discretion of the noteholder at any time after issue and prior to 10 October 2009. The number of ordinary shares issued upon conversion of the Convertible Notes is calculated by dividing the face value of each Convertible Note by the higher of:

- $0.05 per share; and
- the rolling 3 month volume weighted average price of the Company's ordinary shares, traded on the ASX discounted at 20%,

such that the maximum number of shares which may be issued is 2,000,000 per Convertible Note;

(c) The maximum number of ordinary shares which may be issued upon conversion of the further 7 Convertible Notes which may be allotted is 14 million;

(d) one or more Convertible Notes may be issued to ATIF within 1 month of the date of this meeting (assuming the resolution is passed). The remainder of the Convertible Notes will be issued, if at all, progressively in accordance with the Company's requirements for capital during the period commencing on the day this resolution is passed, and ending on 10 October 2009. Further member approval will be required to issue Convertible Notes to ATIF, up to the maximum of the 7 remaining Convertible Notes, after expiration of the 1 month period;

(e) Mr Jones and Dr Hanisch are directors of the Company and CBio which, by virtue of its 48.1% holding, controls the Company. As indicated above, ATIF may be a related party of the Company if either Mr Jones or Dr Hanisch are taken to control ATIF though the Directors do not believe this is the case. However, due to the nature of the relationship between ATIF and the Company, ASX have determined that ATIF is a party to whom an issue of, or agreement to issue, securities requires member approval under Listing Rule 10.11;

(f) Convertible Notes are issued for $100,000 each on the terms and conditions set out in Annexure A to this Explanatory Memorandum. The price at which ordinary shares are issued upon conversion of the Convertible Notes is calculated by reference to the formula outlined in paragraph (b) above. However, the minimum price at which ordinary shares will be issued upon conversion of the Convertible Notes is $0.05 per share. Ordinary shares issued upon conversion of Convertible Notes rank equally with the ordinary shares on issue at the time of conversion;

(g) the Company has incurred, and expects to continue incurring, net losses and having negative cash flow from its operations. The funds raised upon the issue of Convertible Notes will be used to finance the Company's operations;

(h) ASX Listing Rule 7.2 provides if the Notice of Meeting states approval is given under ASX Listing Rule 10.11, approval is not required under ASX Listing Rule 7.1. This resolution 3 seeks approval under Listing Rule 10.11 and therefore approval is not required under Listing Rule 7.1.

Recommendation - Your Board (with Stephen Jones and Wolfgang Hanisch abstaining) recommends that you vote in favour of this resolution 3.

4. ASX LISTING RULE APPROVAL OF THE ISSUE OF ISSUE OF OPTIONS TO SENIOR MANAGEMENT

4.1 By resolutions 4.1 to 4.4 the Company seeks approval to issue Options to acquire shares in the Company as follows:

Proposed allottee	Position held	Number of Options
Dr S Bastiras	Chief Scientific Officer	1,500,000
Dr C Senn	Production Manager	1,500,000
Mr J Yeates	Chief Financial Officer	1,000,000
Mr B Dulhunty	Company Secretary	1,000,000

4.2 The following information is provided in accordance with the requirements of ASX Listing Rule 7.3:

(a) the maximum number of Options to be issued is 5 million with each proposed allottee to receive the number of Options identified in the table above. Each Option will entitle the Option holder to acquire 1 fully paid ordinary share in the Company;

(b) the Options will be issued as soon as practicable following shareholder approval, and in any case, must be issued no later than 3 months after the date of this meeting;

(c) Options will be issued for nil consideration. Each Option is exercisable for 1 ordinary share at an exercise price equivalent to the higher of the volume weighted average trading price of ordinary shares in the Company on ASX for the 30 days prior to grant of the Option or 12 cents per Option. Options are non-transferable;

(d) the proposed allottees are identified in the table set out above;

(e) Options are issued on the terms and conditions identified above. Options are exercisable at any time up until the 5th anniversary of issue. Options not exercised prior to the 5th anniversary of issue will expire and lapse;

(f) the purpose of the Option issue is to align the interests of senior management with shareholders and to encourage senior management to maximise shareholder value. Funds raised upon the exercise of the Options, if at all, will be used in the Company's day to day operations;

(g) Options have a value of 1 cent each (total value for 1,000,000 options $10,000, total value for 1,500,000 options $15,000). The Options were valued in accordance with ASIC and current accounting standard exposure drafts have been calculated using the Black Scholes valuation method using a market price of 7.5 cents.

Recommendation - Your Board recommends that you vote in favour of resolutions 4.1 to 4.4.

ANNEXURE A

Convertible Note Terms

1. Convertible Notes have an issue price of $100,000 each.
2. Convertible Notes are transferable at the option of the holder.
3. Convertible Notes are convertible at the option of the holder and at any time after issue and on or before 10 October 2009.
4. Each Convertible Note will be convertible to that number of shares equal to the face value of the Convertible Notes divided by the higher of:

   (a) $0.05 per share; and

   (b) the rolling 3 month volume weighted average price of the Company's ordinary shares, traded on the ASX discounted at 20% prior to the conversion of the Convertible Note

   such that the maximum number of shares which may be issued is 2 million per Convertible Note.
5. Shares issued on conversion of a Convertible Note will be fully paid ordinary shares in the Company and rank equally with ordinary shares then on issue.
6. Interest will be payable monthly in arrears by the Company on the face value of any Convertible Note issued at a rate of 8% per annum.
7. Convertible Notes may be redeemed for their face value by the noteholder if the Company fails to make interest payments as required or otherwise breaches the terms of the Convertible Note Deed or any other finance facility.

ANNEXURE B

Supplementary Deed Summary

Pursuant to the Supplementary Deed the Sophisticated Investors (which include Dr Michael Monsour and Mr Ralph J Heckathorn) will agree to assume CBio's obligations to subscribe for Convertible Notes under the Convertible Note Deed up to a maximum of 10 Convertible Notes. CBio's obligation to subscribe for Convertible Notes under the Convertible Note Deed will consequently be reduced by 10 Convertible Notes.

The terms of the Convertible Note Deed will apply to ATIF in respect of the 10 Convertible Notes then allocated to it. A summary of the Convertible Note Deed is set out below.

Convertible Note Deed

Issue of Convertible Notes

The Company will issue Convertible Notes to a noteholder in accordance with the terms of the Deed. The terms of the Convertible Notes are summarised in Annexure A to this Explanatory Memorandum.

Purpose

The Convertible Note Facility is for use by the Company, only for its reasonable and proper requirements for working capital from time to time, until the maturity date which is 10 October 2009.

Penalty interest

If the Company fails to pay interest on Convertible Notes issued in accordance with the terms of issue, penalty interest at a rate of 2% per annum will apply on the amount outstanding.

Convertible Note Certificates

The Company must issue a Note Certificate for each Convertible Note issued upon receipt of the subscription monies.

Warranties and covenants

The Company has given a number of warranties in favour of the noteholder, including that the Company has the power to enter into and perform the obligations under the Convertible Note Deed and has given the noteholder all information in connection with the transaction.

The Company covenants with the noteholder that it will:

(a) carry on and conduct its business in a proper and efficient manner;

(b) not grant any security interest over the assets of the Company or of any subsidiary prior to the maturity date, without the prior consent to the noteholder, except in the ordinary course of business or by operation of law; and

(c) will not incur, or permit any subsidiary to incur, any additional financial indebtedness, without the noteholder's prior approval.

Events of default

The following constitute events of default by the Company under the Convertible Note Deed:

(a) if the Company fails to pay money when due;

(b) if an order or resolution is made for the winding up of the Company or the Company enters into any arrangement, compromise or assignment for the benefit of creditors or ceases conduct of an essential part of its business or disposes of all or a substantial part of its assets;

(c) if a receiver or similar officer is appointed to any substantial part of the assets of the Company; and

(d) if the Company breaches any covenant or undertaking contained in the Deed which is prejudicial to the interest of the noteholder and fails to rectify the breach.

Reporting requirements

The Company must provide the noteholder all accounts and reports it is required to provide to ordinary shareholders pursuant to the *Corporations Act* and/or ASX Listing Rules.

Register

The Company must establish and keep a Register of Noteholders.

Conversion

The noteholder may convert a Convertible Note at any time prior to the maturity date by delivering a conversion notice to the Company. Such notice is irrevocable and the Company must issue shares, in satisfaction of the requirement to convert the Convertible Note, within 2 business days after a conversion notice is received. Ordinary shares issued have the same rights and terms as ordinary shares currently on issue.

Participation in issues

Noteholders have the right to participate in all share and other security issues whilst a Convertible Note is outstanding, as though all outstanding Convertible Notes have been converted to ordinary shares immediately prior to the announcement of such issue on ASX.

Cancellation

All notes redeemed or converted by the Company are cancelled and may not be reissued.

ANNEXURE C
Amending Deed summary

The Company entered into the Deed Regarding Convertible Notes with ATIF and CBio on 6 December 2004 ('Amending Deed'). Pursuant to the Amending Deed, ATIF agrees to assume CBio's obligation to subscribe for Convertible Notes under the Convertible Note Deed for up to a maximum of 9 Convertible Notes. CBio's obligation to subscribe for Convertible Notes, under the Convertible Note Deed, is conversely reduced by 9 Convertible Notes.

The Amending Deed provides that ATIF will initially subscribe for 2 Convertible Notes.

The terms of the Convertible Note Deed will apply to ATIF in respect of the 9 Convertible Notes allocated to it. A summary of the Convertible Note Deed is set out below.

Convertible Note Deed

Issue of Convertible Notes

The Company will issue Convertible Notes to a noteholder in accordance with the terms of the Deed. The terms of the Convertible Notes are summarised in Annexure A to this Explanatory Memorandum.

Purpose

The Convertible Note Facility is for use by the Company, only for its reasonable and proper requirements for working capital from time to time, until the maturity date which is 10 October 2009.

Penalty interest

If the Company fails to pay interest on Convertible Notes issued in accordance with the terms of issue, penalty interest at a rate of 2% per annum will apply on the amount outstanding.

Convertible Note Certificates

The Company must issue a Note Certificate for each Convertible Note issued upon receipt of the subscription monies.

Warranties and covenants

The Company has given a number of warranties in favour of the noteholder, including that the Company has the power to enter into and perform the obligations under the Convertible Note Deed and has given the noteholder all information in connection with the transaction.

The Company covenants with the noteholder that it will:

(a) carry on and conduct its business in a proper and efficient manner;

(b) not grant any security interest over the assets of the Company or of any subsidiary prior to the maturity date, without the prior consent to the noteholder, except in the ordinary course of business or by operation of law; and

(c) will not incur, or permit any subsidiary to incur, any additional financial indebtedness, without the noteholder's prior approval.

Events of default

The following constitute events of default by the Company under the Convertible Note Deed:

(a) if the Company fails to pay money when due;

(b) if an order or resolution is made for the winding up of the Company or the Company enters into any arrangement, compromise or assignment for the benefit of creditors or ceases conduct of an essential part of its business or disposes of all or a substantial part of its assets;

(c) if a receiver or similar officer is appointed to any substantial part of the assets of the Company; and

(d) if the Company breaches any covenant or undertaking contained in the Deed which is prejudicial to the interests of the noteholder and fails to rectify the breach.

Reporting requirements

The Company must provide the noteholder all accounts and reports it is required to provide to ordinary shareholders pursuant to the *Corporations Act* and/or ASX Listing Rules.

Register

The Company must establish and keep a Register of Noteholders.

Conversion

The noteholder may convert a Convertible Note at any time prior to the maturity date by delivering a conversion notice to the Company. Such notice is irrevocable and the Company must issue shares, in satisfaction of the requirement to convert the Convertible Note, within 2 business days after a conversion notice is received. Ordinary shares issued have the same rights and terms as ordinary shares currently on issue.

Participation in issues

Noteholders have the right to participate in all share and other security issues whilst a Convertible Note is outstanding, as though all outstanding Convertible Notes have been converted to ordinary shares immediately prior to the announcement of such issue on ASX.

No capital issues

The Company must not make any issues of capital or undertake any rearrangements of its capital without the prior written consent of the noteholder.

Cancellation

All notes redeemed or converted by the Company are cancelled and may not be reissued.


BresaGen

PROXY FORM

BresaGen Limited
ACN 007 988 767

PLEASE COMPLETE IN BLACK INK

I/we appoint as my/our proxy the person named below at the general meeting of the Company to be held at 10am (Adelaide time) at the offices of BresaGen at 8 Dalgleish Street, Thebarton, South Australia on Tuesday, 24 May 2005 and at any adjournment thereof.

Appointment of Proxy

Box A

I/we appoint ....
as my/our proxy *or* failing him/her the Chairman to exercise my/our votes for me/us on my/our behalf

OR

Appointment of Chairman

Box B

I/we appoint the Chairman to exercise all of my/our votes for me/us on my/our behalf

If you do not wish to direct your proxy how to vote, please place a mark in the box.

By marking this box, you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of the resolution and votes cast by him other than as proxy holder will be disregarded because of that interest. The Chairman intends to vote 'FOR' all resolutions with respect to all undirected proxies given to him

Refer to the following paragraphs of the Explanatory Memorandum for details of the nature of the Chairman's interest in the outcome of the following resolutions.

Resolutions 2.1, 2.2, 2.3 and 2.4 – Refer paragraphs 2.1 to 2.4, 2.8(a) and 2.8(f)
Resolution 3 – Refer paragraphs 3.3 to 3.5 and 3.9(e)

DIRECTING YOUR PROXY HOW TO VOTE

I/we direct my/our proxy to vote in the following manner:

No*	RESOLUTION	FOR	AGAINST	ABSTAIN
1	ASX Listing Rule approval of proposed agreement to issue Convertible Notes – Sophisticated Investors			
2.1	Corporations Act related party approval of previous issue of Convertible Notes to Australian Technology Innovation Fund Limited			
2.2	Corporations Act related party approval of existing agreement to issue Convertible Notes to Australian Technology Innovation Fund Limited			
2.3	Corporations Act related party approval of proposed issue of Convertible Notes to Australian Technology Innovation Fund Limited			
2.4	Corporations Act related party approval of previous issue of ordinary shares to Australian Technology Innovation Fund Limited			
3	ASX Listing Rule approval of proposed issue of Convertible Notes - Australian Technology Innovation Fund Limited			
4.1	ASX Listing Rule approval of the issue of options to senior management - Dr S Bastiras			
4.2	ASX Listing Rule approval of the issue of options to senior management - Dr C Senn			
4.3	ASX Listing Rule approval of the issue of options to senior management - Mr J Yeates			
4.4	ASX Listing Rule approval of the issue of options to senior management - Mr B Dulhunty			

**The resolutions are numbered as in the notice of general meeting.*

INDIVIDUALS TO SIGN

....

....

EXECUTION BY ATTORNEY

Executed by ....
(*insert name of attorney*)

....
(*attorney to sign here*) as attorney for

....
(insert name of individual or company) in accordance with the company's constitution and the *Corporations Act 2001*. The authority or a certified copy of the authority under which the appointment is signed must be attached.

COMPANIES TO SIGN

Executed in accordance with the Company's constitution

....
Director

....
Director/Secretary *OR*

Affix seal if required

....
Sole Director and Sole Company Secretary

DATED............../................../.............

NOTES FOR COMPLETION OF PROXY FORM

BresaGen Limited
ACN 007 988 767

APPOINTMENT OF PROXY *(see Proxy Form)*

- **To appoint a single proxy** - tick **BOX A**, complete name of proxy and sign Proxy Form; **OR**
- **To appoint the Chairman only** - tick **BOX B** and sign Proxy Form

A proxy appointed to attend and vote for a member has the same rights as the member to vote (to the extent allowed by this appointment) and to join in the demand for a poll.

If you mark the abstention box for a particular item, you are directing your proxy not to vote on a show of hands or on a poll and your shares will not be counted in computing the required majority on a poll.

Note that the Proxy Form sets out the manner in which the Chairman has indicated he will vote any undirected proxies granted to him ie proxies that do not indicate the manner in which such votes are to be cast.

To appoint 2 proxies to exercise a specified proportion of your votes - see below.. Note: If you appoint 2 proxies and do not specify the number or proportion of votes each proxy may exercise, then each will be entitled to exercise half of your votes (with fractions being disregarded).

HOW TO SIGN PROXY FORM

- The Proxy Form must be signed by the member or by the member's attorney. If a joint holding then either shareholder may sign.
- If the proxy is signed by a person who is not the registered shareholder, then the relevant authority or a certified copy should either have been exhibited previously with the Company or be enclosed with this proxy. If sent by fax then the authority must be certified.
- If the member is a corporation, the Proxy Form must be signed in accordance with its constitution and the *Corporations Act 2001*, or under the hand of an authorised officer or attorney who has not received any notice of revocation. A person intending to vote shares held in the name of a corporation MUST bring a properly executed authority from the corporation in favour of the person attending.

DEADLINE FOR RECEIPT OF PROXIES

This Proxy Form must be lodged with the Company **before 10 am** (Adelaide time) on **Sunday, 22 May 2005**, ie not less than 48 hours before the time for holding the meeting by:

- mailing your Proxy Form to the Company at its registered office at PO Box 259, Rundle Mall, South Australia, 5000; **OR**
- depositing your Proxy Form with the Company at its registered office at 8 Dalgleish Street, Thebarton, South Australia; 5031; **OR**
- faxing your Proxy Form to 08 8234 6268 (if within Australia) or +618 8234 6268 (if sent from overseas).

Please bring this letter with you to the meeting to enable us to process your registration efficiently. Registration will commence at 9.30am on Tuesday, 24 May 2005. Light refreshments will be available after the meeting.

APPOINTMENT OF 2 PROXIES

(If you are entitled to cast 2 or more votes at the meeting, you may appoint 2 proxies instead of a single proxy)

(If you wish to appoint 2 proxies then complete below and not details for Appointment of Proxy on the Proxy Form)

I/we appoint ....
(Insert name of first proxy)

to exercise *(state number or proportion)*..

of my/our votes for me/us at the general meeting of the Company **AND**

I/we appoint ....
(Insert name of 2nd proxy)

to exercise *(state number or proportion)*..

of my/our votes for me/us at the general meeting of the Company **OR**
failing one or both of my 1st and 2nd proxies, then the Chairman to exercise my/our votes for me/us in respect of the number or proportion of my/our shares allocated to the absent proxy/s, as set out above.

Note: *If you appoint 2 proxies and do not specify the number or proportion of votes each proxy may exercise, then each will be entitled to exercise half of your votes (with fractions being disregarded.).*